November 20, 2007

By U.S. Mail and Facsimile (212)872-1002

John F. W. Hunt
Chief Executive Officer
Overture Acquisition Corp.
c/o M&C Corporate Services Limited
PO Box 309GT
Ugland House
South Church Street
Georgetown, Grand Cayman
Cayman Islands

Re: Overture Acquisition Corp.
         Registration Statement on Form S-1
         Filed October 26, 2007
         File No. 333-146946

Dear Mr. Hunt:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
Cover Page

1.   The text on your cover page does not appear to be in 10-point leaded typeface, as required. Please revise pursuant to Rule 421(d) of Regulation C.

2.   Please confirm that your cover page will not exceed the one-page limit.

3.   In the fourth paragraph, specify the per share amount paid for the founders' shares.

4.   Disclose the escrow arrangements for the $147 million of proceeds and that these proceeds are not available to you until liquidation or completion of the initial combination.

5.   Disclose the time period for consummating the initial combination.

6.   Disclose that shareholders must approve the initial business combination.

7.   Briefly disclose the redemption rights for shareholders voting against the initial combination.

Summary

8.   If available, please provide a website address here or in the main section.

Conditions to consummating our initial business combination, page 17

9.   Please advise whether the 30% threshold may be lowered. If so, include appropriate risk factor disclosure.

Shareholder redemption rights…, page 18

10.   We note that the Overture may require public shareholders to tender their certificates to your transfer agent prior to the shareholder meeting or to deliver their shares to the transfer agent electronically. We also note the discussion in the business section. Please cross-reference the corresponding risk factor disclosure. Also, revise the disclosure in the summary to briefly (i) contrast the procedures for conversion with those of traditional SPACs; (ii) explain the reason and need for these additional steps and the tendering of certificates before the stockholder meeting, given that it is unclear whether conversion will occur; and (iii) explain the procedures that Overture will follow if a shareholder tenders his shares, the proposed combination is not approved and Overture continues to search for a target company.

Risk Factors, page 26

11.   Disclose, if true, that there is a risk that you would be required to dissolve Overture before funds from the trust are distributed to shareholders and the resulting time delays.

12.   We note the disclosure on pages 34 and 83 regarding management's affiliation with other blank check companies. Please advise us whether any Overture control persons have previously or concurrently been associated with other firm commitment, blank check securities offerings. If so, disclose the names of these offerings, a brief description of any acquisitions made by the other companies, the current trading markets of the post-combination entity and the benefits received by the control persons from association with the other blank check companies.

Summary Financial Data, page 24

13.   You report zero liabilities in the "As adjusted" column. Since the $5.25 million in deferred underwriting costs will only be released to the underwriters upon completion of an initial business combination, please tell us your basis for not reporting this as a liability (and working capital (deficiency)) in the "As adjusted" column.

14.   As a related matter, we note that you have not reported the deferred underwriting costs in the "As adjusted" column in the Capitalization table on page 49. Please tell us your reason for excluding this.

Proposed Business
Management Expertise, page 57

15.   We note the significant, continuing experience and involvement of the Overture's executive officers with private equity firms and their portfolios. Please provide for each executive officer a list of entities for which a conflict of interest may or does exist vis-à-vis the company and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities.

Financial Statements, page F-3

16.   Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Part II

17.   Please file all exhibits, including your legal opinion, as soon as practicable, as we may have comments.

Exhibit 23.1

18.   Provide a current consent of the independent accountant in any amendment.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact, Babette Cooper, Staff Accountant, at (202) 551-3396 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at (202) 551-3448 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director
Office of Financial Services

cc: Bruce S. Mendelsohn
        Akin Gump Strauss Hauer & Feld LLP
        590 Madison Avenue
        New York, NY 10022